SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                           Commission File Number 0-24217

                           NOTIFICATION OF LATE FILING

[X] Form 10-K       [ ] Form 11-K       [ ] Form 20-F       [ ] Form 10-Q
[ ] Form N-SAR

     For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________
_____________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                   YP.Net, Inc.
Former name if applicable
Address of principal executive office     4840 East Jasmine Street, Suite 105
City, state and zip code                  Mesa, AZ  85205

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |     (a)  The reasons described in reasonable detail in Part III of
         |          this form could not be eliminated without unreasonable
         |          effort or expense;
         |     (b)  The subject annual report, semi-annual report, transition
         |          report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion
   [X]   |          thereof will be filed on or before the 15th calendar day
         |          following the prescribed due date; or the subject quarterly
         |          report or transition report on Form 10-Q, or portion thereof
         |          will be filed on or before the fifth calendar day following
         |          the prescribed due date; and
         |     (c)  The accountant's statement or other exhibit required by Rule
         |          12b-25(c)  has  been  attached  if  applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as as adjusted for taxes, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than 15 days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David Iannini                    (480)                  325-4358
        (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X]  Yes   [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Exhibit A.

                                  YP.NET, INC.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2002                  By: /s/ ANGELO TULLO
                                             -----------------------
                                             Angelo Tullo, Chairman,
                                             President and CEO


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                                    EXHIBIT A

Revenues for the fiscal year ended September 30, 2002, are $13.2 million, which shows a decrease of $1.9 million compared to revenues reported for the period, ended September 30, 2001 of $15.1 million. However, this does not accurately reflect a comparison of operating results. Prior to Fiscal 2002, the Company counted as revenue all billings made to customers including those that are directly billed on invoice and those that are billed on customers phone bills (Local exchange carrier billing, "LEC" billing), irrespective of collectability. The Company then posted a larger reserve for collectability for those customers least likely to pay, the directly billed customers.

To reflect the extremely low collection rate on directly billed customers, in Fiscal 2002 the Company took the more conservative approach of reporting as income only those directly billed customers that actually paid. Management believes it more accurately reflects the gross sales of the Company over the period.

If this change had occurred in Fiscal 2001, the gross revenue for the period would have been $11.8 million instead of the $15.1 million reported. Consequently when comparing the "like" gross revenues for the two periods, the gross revenue increased by 12% or $1.4 million in Fiscal 2002 over those for Fiscal 2001. There would be no change to the net revenue reported for the period ended September 30, 2001.

Net Income before taxes for the 12 month period ended September 30th 2002 was $3.5 million which is an increase of nearly $500,000 or 16.6% over the net income before taxes for the 12 month period ended September 30th 2001 of $3.0 million.

The Company plans to file its 10-KSB on our before January 15th 2003, upon the completion of it's tax returns. The completion of the tax returns will have a significant effect on the net revenues after taxes and so management has elected to wait until that information is available to publish it's annual report.


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